Exhibit 2.1

PURCHASE AND ASSUMPTION AGREEMENT

By and Between

Capital Bank, N.A.

and

DNB First, N.A.

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SCHEDULES

Schedule 1.1(a)	Certificate of Deposit Liabilities
Schedule 1.1(b)	Deposit Liabilities
Schedule 2.2	Assumed Liabilities
Schedule 6.6	Purchased Assets
Schedule 6.9(a)	Regulatory Approvals
Schedule 16.2(a)	Trade Names and Trademarks

EXHIBITS

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Confidentiality Agreement
Exhibit C	FDIC mandated procedure for claiming of deposits

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PURCHASE AND ASSUMPTION AGREEMENT

This PURCHASE AND ASSUMPTION AGREEMENT (this “Agreement”) dated as of April 2, 2012, by and between Capital Bank, N.A., a national bank with its executive office in Rockville, Maryland (“Seller”), and DNB First, NA, a national bank with its executive office in Downingtown, Pennsylvania (“Purchaser”).

WHEREAS, Seller desires to transfer to Purchaser, and Purchaser desires to assume from Seller, certain deposit liabilities of the Seller associated with Seller’s bank branch located at 3915 Chichester Avenue, Boothwyn, PA 19061, in accordance with the terms and provisions of this Agreement.

WHERAS, Seller desires to sell to Purchaser, and Purchaser desires to buy from Seller, certain assets associated with Seller’s Branch in Boothwyn, PA, in accordance with the terms and provisions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby subject to the terms and conditions set forth herein, Seller and Purchaser agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.                           Defined Terms.

As used in this Agreement, the following terms shall have the following meanings:

 “Accrued Interest” shall mean, as of any date, (a) with respect to the Liabilities, the interest, dividends, fees, costs and other charges that have been accrued on but have not been paid, credited, or charged to the Liabilities, and (b) with respect to the Negative Deposits and Cash Secured Loans, interest, fees, premiums, consignment fees, costs and other charges that have been accrued on or charged to the Negative Deposits and Cash Secured Loans but not paid by the applicable obligor therefore, or otherwise collected by offset, recourse to collateral or otherwise.

 “Adjusted Payment Amount” shall have the meaning specified in Section 3.3(a).

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, or a director, officer, partner, joint venturer or member of such Person and any successors of such Person.

 “Assignment and Assumption Agreement” shall have the meaning specified in Section 5.2(a).

 “Assumed Liabilities” shall have the meaning specified in Section 2.2(a).

 “Branch” shall mean the branch office of Seller located at 3915 Chichester Avenue, Boothwyn, Pennsylvania 19061.

 “Business Day” shall mean any day other than (i) a Saturday or Sunday, or (ii) a day on which financial institutions in Maryland or Pennsylvania are authorized or obligated by law or executive order to be closed.

“Cash Secured Loan” shall mean any loan that is fully secured by a Deposit Liability, plus any and all Accrued Interest thereon.

“Certificate of Deposit Liabilities” shall mean all of Seller’s obligations and liabilities relating to (a) the certificate of deposit accounts listed on Schedule 1.1(a) hereto, and (b) certificate of deposit accounts which are opened at the Branch between the close of business of Seller on the Business Day set forth on Schedule 1.1(a) and the close of business on the Closing Date, together with all Accrued Interest thereon, all as exists at the close of business on the Closing Date, but excluding any claim or other liability relating to the origination of any such certificate of deposit account or the administration of any such certificate of deposit account prior to the close of business on the Closing Date.

“Closing” shall have the meaning specified in Section 5.1(a).

“Closing Date” shall have the meaning specified in Section 5.1(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Confidentiality Agreement” shall mean that certain letter agreement between the Seller and the Purchaser dated February 12, 2012, a copy of which is attached as Exhibit B.

“Customers” shall mean, individually and collectively, the Persons named as the owners of the accounts relating to the Liabilities.

“Customer Notices” shall have the meaning specified in Section 10.2(a).

“Damages” shall have the meaning specified in Section 14.1.

“Deposit Liabilities” shall mean all of Seller’s obligations and liabilities relating to (a) the deposit accounts listed on Schedule 1.1(b) hereto, and (b) deposit accounts which are opened at the Branch between the close of business of Seller on the Business Day set forth on Schedule 1.1(b) and the close of business on the Closing Date, including, without limitation, all passbook accounts, statement savings accounts, checking, Money Market accounts, NOW accounts, and IRA accounts, together with Accrued Interest thereon, all as exists at the close of business on the Closing Date, but excluding any claim or other liability relating to the origination of any such deposit account or the administration of any such deposit account prior to the close of business on the Closing Date.

“Draft Closing Statement” shall mean a draft closing statement as of the close of business of the fifth Business Day immediately preceding the Closing Date setting forth an estimate of the Purchase Price (including all adjustments and prorations thereto).

 “Estimated Payment Amount” shall have the meaning specified in Section 3.2.

 “Estimated Purchase Price” shall mean the estimate of the Purchase Price set forth on the Draft Closing Statement.

 “FDIA” shall mean the Federal Deposit Insurance Act, as amended (12 U.S.C. §§ 1811 et seq.).

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Funds Rate” shall mean, for the period involved, the average of the interest rates for each day of the period, as published by the Board of Governors of the Federal Reserve System.

“Final” shall mean, as applied to any governmental order or action, that such order or action has not been stayed, vacated or otherwise rendered ineffective and either (a) the time period for taking an appeal therefrom shall have passed without an appeal therefrom having been taken, or (b) if any such appeal shall have been dismissed or resolved, all applicable periods for further appeal of such order or action shall have passed.

“Final Approval Date” shall mean, with respect to the transactions contemplated hereby, the date upon which the last of the following has occurred:  (a) all Regulatory Approvals have been obtained; (b) all applicable regulatory notices which are required to be published or given prior to consummation of the transactions contemplated hereby have been published or given; (c) the filing of all applicable regulatory; and (d) the expiration of all applicable regulatory comment and waiting periods.

“GAAP” shall have the meaning specified in Section 1.2.

“Indemnified Party” shall have the meaning specified in Section 14.3.

“Indemnitor” shall have the meaning specified in Section 14.3.

“IRA” shall mean an individual retirement account as specified in Section 408 and 408A of the Code.

“IRA Deposit Liability” shall mean a Liability in a deposit account which is an IRA.

“IRS” shall mean the Internal Revenue Service of the United States.

“Items” shall mean transfers of funds by wire or through the Automated Clearing House, checks, drafts, negotiable orders of withdrawal, debit or check card and items of a like kind which are drawn on or deposited and credited to the Liabilities.

“Knowledge” shall mean, with respect to Seller, the actual knowledge as of the date hereof, without further investigation, of any of Seller’s executive officers, and with respect to Purchaser, the actual knowledge as of the date hereof, without further investigation of any of Purchaser's executive officers.

“Laws” shall have the meaning set forth in Section 6.4.

“Liabilities” shall mean the Certificate of Deposit Liabilities and the Deposit Liabilities.

“Negative Deposit” shall mean any Liability account with an overdraft, plus any and all Accrued Interest thereon including, without limitation, whether such overdraft is pursuant to an agreed upon line of credit between customer and Seller or is allowed at the discretion of Seller; provided that Negative Deposits shall not include any accounts that (i) have had a negative balance for more than seven (7) Business Days, or (ii) have an overdraft in excess of $1,000.

“Payee’s Account” shall have the meaning specified in Section 3.2.

“Person” shall mean any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization, government or other entity.

“Purchased Assets” shall have the meaning specified in Section 2.1.

“Purchase Price” shall have the meaning specified in Section 3.1.

“Purchaser” shall have the meaning specified in the Preamble.

“Regulatory Approvals” shall have the meaning specified in Section 6.10(a).

“Seller” shall have the meaning specified in the Preamble.

 “Transfer Date” shall mean the first Business Day following the Closing Date.

Section 1.2.                  Accounting Terms. All accounting terms not otherwise defined herein shall have the respective meanings assigned to them in accordance with generally accepted accounting principles as in effect from time to time in the United States of America (“GAAP”).

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS AND ASSIGNMENT AND ASSUMPTION OF ASSUMED LIABILITIES

Section 2.1.	Purchase and Sale of Assets; No Other Assets Purchased

(a)           Subject to the terms and conditions hereof, including without limitation the assumption by Purchaser of the Assumed Liabilities, as of the close of business on the Closing Date, Seller shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, all of Seller’s right, title and interest in, to and under certain assets of the Seller as described below: (collectively, the “Purchased Assets”):

(i)	the Negative Deposits as of the close of business on the Closing Date;

(ii)	all of Seller’s rights with respect to the contracts and relationships giving rise to the Liabilities; and

(iii)
all of Seller’s right, title and interest in and to all books and records held by Seller relating to the items described in the other subsections of this Section 2.1(a) and to the books  and records relating to the Assumed Liabilities the "Records".

(iv)	all of the real estate, buildings and improvements of the Branch, the legal description of which is set forth in Schedule 6.6, hereto.

(v)	all of the furnishings and equipment of the Branch, a detail of which is set forth in Schedule 6.6, hereto.

(vi)	the Cash Secured Loans, together with Accrued Interest thereon, which are set forth in Schedule 6.6, hereto.

(vii) cash on hand at the Branch on the Closing Date

(b)           Purchaser understands and agrees that it is purchasing only the Purchased Assets and assuming only the Assumed Liabilities specified in this Agreement.  Except as may be expressly provided for in this Agreement, Purchaser has no interest in any other business relationship which Seller or any of its Affiliates has or may have with (i) any Customer or (ii) any other customer of Seller or its Affiliates. Purchaser further understands and agrees that Seller and its Affiliates are retaining any and all rights and claims which any of them may have, including but not limited to indemnification or reimbursement rights, with respect to the Purchased Assets and the Assumed Liabilities, to the extent that such rights or claims relate to the Liabilities prior to the Closing.

Section 2.2.                           Assumed Liabilities.

(a)           Subject to the terms and conditions of this Agreement, on the Closing Date Purchaser shall assume, and thereafter honor and fully and timely, pay, perform and discharge when due, the following liabilities of Seller and shall perform all duties, responsibilities, and obligations of Seller under the following, to the extent that such liabilities, duties, responsibilities and obligations arise or accrue after close of business on the Closing Date (collectively, the “Assumed Liabilities”):

(i)	The Liabilities;

(ii)
Except as otherwise expressly provided herein, all of Seller’s duties and responsibilities relating to the Liabilities, including without limitation, with respect to (x) the abandoned property laws of any state, provided that the Assumed Liabilities shall not include any Liabilities which are to have been escheated by the Closing Date.. (y) information requested from the FDIC or any other regulatory agency or (z) any other applicable law;

(iii)	Any of Seller’s accrued and unpaid expenses related to the Liabilities to the extent a proration or adjustment is made with respect thereto pursuant to Section 3.4; and

(iv)
Any and all other liabilities and obligations relating to or arising out of the Purchased Assets or Assumed Liabilities to be performed after the Closing, and as set forth in Schedule 2.2, but only to the extent that such liabilities or obligations arise or accrue after the close of business on the Closing Date.

(b)           Except for the Assumed Liabilities, and except as otherwise set forth in this Agreement, Purchaser shall not assume or be bound by any duties, responsibilities, obligations or liabilities of any kind or nature, whether known or unknown, whether asserted or unasserted, whether accrued or not accrued, whether contingent or otherwise, including, without limitation, (i) those attributable to any acts or omissions by Seller prior to the Closing Date and any legal proceedings that arise as a result thereof; (ii) any obligation of Seller to indemnify any person; (iii) those having to do with or related to the employment or other similar relationship between Seller and its current, former or prospective employees, officers, directors, consultants, or other agents, and (iv) those arising from circumstances, events or conditions prior to the Closing Date and not expressly assumed hereunder.

ARTICLE III

PURCHASE PRICE; PAYMENT;
SETTLEMENT; TAX ALLOCATION

Section 3.1.                           Purchase Price.

The purchase price for the Liabilities and the Purchased Assets shall be an amount computed as follows (the “Purchase Price”):

(a)           An amount equal to .82% of Liabilities including accounts with both positive and negative balances transferred to Purchaser as of the close of business on the Closing Date; PLUS

(b)           An amount equal to $67,600 for aggregate unpaid principal balance of the Cash Secured Loans and $0 for the Negative Deposits, together with the Accrued Interest thereon as of the close of business on the Closing Date; PLUS.

(c)           $600,000  representing the fair value of the real property of the Branch; PLUS

(d)           $70,000  representing the fair value of Branch furnishings and equipment, as more fully described in Schedule 6.6.

Section 3.2.                      Payment at Closing.

On or prior to the second (2nd) Business Day immediately preceding the Closing Date, Seller shall deliver to Purchaser the Draft Closing Statement.  On the Closing Date, Seller shall pay to Purchaser by wire transfer of immediately available funds to such account as Purchaser shall advise no later than three (3) Business Days prior to the Closing Date (“Payee’s Account”) the amount by which the aggregate balance (including Accrued Interest) of the Liabilities as of the close of business on the fifth (5th) Business Day preceding the Closing Date exceeds the Estimated Purchase Price (the “Estimated Payment Amount”).

Section 3.3.                        Adjustment of Estimated Payment Amount.

(a)           On or before 12:00 noon Eastern time on the thirtieth (30th) day following the Closing Date, or the next following Business Day, Seller shall deliver to Purchaser a statement setting forth (i) the Purchase Price (including all adjustments and prorations thereto) and each component thereof and (ii) the amount of Liabilities (including Accrued Interest thereon) transferred to Purchaser as of the close of business on the Closing Date.  Seller shall make available to Purchaser and its representatives such work papers, schedules and other supporting data as may be reasonably requested by Purchaser to enable Purchaser to verify such determinations.  Such statement shall also set forth the amount (the “Adjusted Payment Amount”) by which the aggregate balance of the Liabilities (including Accrued Interest thereon) transferred to Purchaser exceeded the Purchase Price (including all adjustments and prorations thereto) or the Purchase Price exceeded the aggregate balance of the Liabilities (including Accrued Interest thereon) transferred to the Purchaser as the case may be, calculated as of the close of business on the Closing Date.  In the event Purchaser disagrees with or disputes the calculation of the Adjusted Payment Amount, it shall notify Seller in writing not later than twenty (20) Business Days after receipt of the statement.  In the event the disagreement or dispute cannot be resolved through discussions among the parties within the next ten (10) Business Days following sending of the notice, the parties shall submit the dispute to mediation, as a condition precedent to litigation or arbitration, using an experienced commercial mediator acceptable to both parties, and whose costs shall be jointly shared.  In the event a recommendation of the mediator is not accepted or forthcoming by the fiftieth (50th) Business Day after receipt of the statement, either party may pursue any legal remedies available to it to contest the Adjusted Payment Amount.

(b)           On or before 12:00 noon Eastern time on the Business Day next following the day on which the Seller and the Buyer agree on the amount determined pursuant to Section 3.4(a), Seller shall pay to Purchaser by wire transfer of immediately available funds to Purchaser’s Account, an amount equal to the excess of the Adjusted Payment Amount over the Estimated Payment Amount, plus interest calculated by multiplying such excess amount times the Federal Funds Rate divided by 360 times the number of days  from the Closing Date to but excluding the payment date, or, if the Estimated Payment Amount exceeds the Adjusted Payment Amount, Purchaser shall pay to Seller by wire transfer of immediately available funds to such account as Seller shall advise Purchaser, an amount equal to such excess, plus interest thereon calculated by multiplying such excess amount times the Federal Funds Rate divided by 360 times the number of days from the Closing Date to but excluding the payment date.  Any payment or refund pursuant to this Section 3.3(b) shall be treated, for all purposes, as an adjustment to the Purchase Price.

Section 3.4.                           Proration; Other Closing Date Adjustments.

(a)           Except as otherwise specifically provided in this Agreement, it is the intention of the parties that Seller will own the Purchased Assets (and all rights associated therewith) and be obligated with respect to the Assumed Liabilities until the close of business on the Closing Date, and that Purchaser shall own the Purchased Assets and assume the Assumed Liabilities (and all rights associated therewith) for its own account from and after the close of business on the Closing Date.  Thus, except as otherwise specifically provided in this Agreement, items of income and expense shall be prorated as of the close of business on the Closing Date, and shall be settled between Seller and Purchaser as of the Closing Date, whether or not such adjustment would normally be made as of such time.  Items of proration will be handled as an adjustment to the Purchase Price and not as adjustments to the Estimated Payment Amount, unless otherwise agreed by the parties hereto.

(b)           For purposes of this Agreement, items of proration and other adjustments shall include, without limitation, any prepaid items of income and expense and all rents, utility payments, real and personal property taxes and similar expenses and charges relating to the physical plant of the Branch, in each case as of the close of business on the Closing Date.  Notwithstanding the foregoing, if accurate arrangements cannot be made as of the Closing Date for any of the foregoing items of proration, the parties shall apportion the charges for the foregoing items on the basis of the bill therefore for the most recent billing period prior to the Closing Date.

ARTICLE IV

TAXES AND REGULATORY MATTERS

Section 4.1.                           Sales, Transfer and Use Taxes.

Except as otherwise provided in this Agreement, any sales, use, transfer, filing, recordation or similar taxes (collectively, “Taxes”) which are payable or arise as a result of this Agreement or the consummation of the transactions contemplated hereby, shall be paid by Purchaser on the Closing Date.  Purchaser shall indemnify and hold harmless Seller from and against such taxes, including those arising upon subsequent audit by any taxing authority, including interest and penalties.  If such Taxes are treated as a proration pursuant to Section 3.4, Seller agrees to remit such Taxes to the proper authority on or before the date the same shall become due, accompanied by such tax returns as may be required to be filed with such payment.  Purchaser and Seller will cooperate in the preparation of any filings or returns. The Seller shall be responsible for a proration through the Closing Date of the following taxes:

(a)	School Real Estate Taxes/Township of Upper Chichester
(b)	Township of Upper Chichester Township Taxes
(c)	Delaware County, Pennsylvania Real Estate Taxes

          Section 4.2. Regulatory Matters The Purchase and Assumption Agreement dated January 20, 2012 between the FDIC, as Receiver for the failed American Eagle Savings Bank and Capital Bank, N.A., obligates Seller to take certain actions.  As set forth below, Purchaser agrees to take these actions on behalf of Seller.

                      (a) Office Space for the FDIC.  For the period beginning on the Closing Date and ending on July 20, 2012, Purchaser will provide to the FDIC, should they request it, without charge, adequate and suitable office space (including parking facilities and vault space), furniture, equipment (including photocopying and telecopying machines), email accounts, network access and technology resources (such as shared drive), and utilities (including local telephone service and fax machines) (collectively, "FDIC Office Space") at the Branch for the FDIC to use in the discharge of their respective functions with respect to American Eagle Savings Bank.

                      The FDIC has the right to extend the period in which it may use the space for a period ending January 20, 2013, upon submitting written notice to Purchaser. During the period beginning July 20, 2012 and ending when the FDIC vacates the space, the FDIC will pay to the Purchaser the pro rata share (based on square footage occupied) of the market rental value for the Branch.

                      If the FDIC determines that the space provided by Purchaser is inadequate or unsuitable, the FDIC may relocate to other quarters having adequate and suitable office space and the costs of relocation shall be borne by the Purchaser and any rental and utility costs for the balance of the period of occupancy by the FDIC shall be paid by Purchaser.

                      (b)Preservation of Records. The Purchaser agrees that it will preserve and maintain for the joint benefit of the FDIC and the Purchaser, all Records of which it has custody. The Purchaser shall have the primary responsibility to respond to subpoenas, discovery requests, and other similar official inquiries and customer requests for lien releases with respect to the Records of which it has custody.

                      (c) Destruction of Certain Records. With regard to all Records of which it has custody which are at least ten (10) years old as of the date of the appointment of the Receiver, the Purchaser agrees to request written permission to destroy such records by submitting a written request to destroy, specifying precisely which records are included in the request, to Dm-Records Manager, CServiceFDICDAL@FDIC.gov.

                      (d) Destruction of Records after Six Years. With regard to all Records of which it has custody which have been maintained in the custody of Purchaser after six (6) years from January 20, 2012, the Purchaser agrees to request written permission to destroy such records by submitting a written request to destroy, specifying precisely which records are included in the request, to Dm- Records Manager, CServiceFDICDAL@FDIC.gov

ARTICLE V

CLOSING

Section 5.1.              Closing Date. Upon the terms and subject to the conditions of this Agreement, the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Purchaser in Downingtown, Pennsylvania (which Closing shall be effective as of the close of business on the Closing Date), on the later of (i) a date that is within 10 Business Days following receipt of the last required Regulatory Approval and expiration of all applicable waiting periods, and (ii) June 11, 2012,provided all conditions to the obligations of the parties set forth in Article XII hereof have been satisfied or waived (other than obligations to be performed at the Closing) or at such other place or at such other time or on such other date as Seller and Purchaser may mutually agree in writing (“Closing Date”)

Section 5.2.                           Seller’s Deliveries.

On or before the Closing Date, Seller shall deliver to Purchaser, duly executed and acknowledged where required:

(a)           An assignment and assumption agreement with respect to the Assumed Liabilities in substantially the form of Exhibit A hereto (the “Assignment and Assumption Agreement”), executed in counterparts by Seller;

(b)           The Draft Closing Statement;

(c)           Possession of all files and records for the Liabilities and Purchased Assets in custody of Seller relating thereto and at least sufficient to allow Purchaser to comply with its obligations under Section 13 hereof;

(d)           Such other documents as are necessary to effect the transactions contemplated hereby as Purchaser shall reasonably request.

                (e)           In regards to the transfer of real property, all the necessary documents and schedules required to facilitate and complete the transfer.

Section 5.3.                           Purchaser’s Deliveries.

On or before the Closing Date, Purchaser shall deliver to Seller:

(a)           The Assignment and Assumption Agreement, executed in counterparts by Purchaser; and

(b)           Such other documents as are necessary to effect the transactions contemplated hereby as Seller shall reasonably request.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser the following:

Section 6.1.                           Organization.

Seller is a national bank duly organized, and validly existing under the laws of the United States of America with full power and authority to accept and maintain the Liabilities and to transfer the Purchased Assets and Assumed Liabilities to Purchaser.

Section 6.2.                      Authority. Seller has the power and authority to enter into and perform this Agreement and any other documents executed pursuant hereto.  This Agreement and any other documents or instruments executed pursuant hereto and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Seller, and this Agreement and the instruments and documents executed pursuant hereto constitute, or when executed will constitute, the valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

The execution, delivery and performance of this Agreement and the other agreements to be entered into in connection herewith by Seller do not and will not require any consent, approval, authorization or other order of, action by, filing or registration with or notification to any governmental authority except as set forth on Schedule 6.9(a) hereto (“Regulatory Approvals”).

Section 6.3.                           Non-Contravention.  The execution and delivery of this Agreement and the instruments and documents executed pursuant hereto by Seller do not and, subject to the receipt of all Regulatory Approvals and consents, the consummation of the transactions contemplated by this Agreement will not constitute (a) a material breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license of Seller or to which Seller is subject, or (b) a breach or violation of or a default under the organization certificate or bylaws of Seller or, to the Knowledge of Seller, any material contract to which Seller is a party or by which it is bound, which breach, violation or default would prevent or materially delay Seller from being able to perform its obligations under this Agreement in all material respects.

Section 6.4.                           Compliance with Law.

Seller’s business with respect to the Purchased Assets and Assumed Liabilities is currently being conducted in accordance with all applicable material federal, state, and local laws, ordinances, statutes and codes, rules and regulations, orders, permits and judgments (collectively, the “Laws”) of all governmental authorities and with the Purchase and Assumption Agreement between the FDIC and the Seller dated January 20, 2012.

Section 6.5.                           Legal Proceedings.

There are no actions, suits, or proceedings, whether civil, criminal or administrative, pending as of the date of the Agreement or, to the Knowledge of Seller, threatened as of the date of the Agreement against or affecting Seller which would prevent or materially delay Seller from being able to perform its obligations under this Agreement in all material respects.

Section 6.6.                           Title to Purchased Assets.

Seller is the lawful owner of each of the Purchased Assets and has the right to sell, convey, transfer, assign and deliver to Purchaser all of the Purchased Assets set forth in Schedule 6.6 hereto.

Section 6.7.                           Limitations on and Disclaimer of Representations and Warranties and Purchaser’s Release in Connection Therewith.

Except as otherwise addressed in this Article VI, notwithstanding anything to the contrary contained herein or in any other document or agreement delivered in connection herewith:

(a)           Seller makes no representations or warranties to Purchaser as to whether, or the length of time during which, any accounts relating to Liabilities will be maintained by the owners of such Liabilities after the Transfer Date.

(b)           Except as specifically provided for in this Agreement, Seller disclaims and makes no representations or warranties whatsoever with respect to the Purchased Assets or Assumed Liabilities, express or implied, including, without limitation, any representations or warranties with respect to merchantability, fitness, title, enforceability, collectability, documentation or freedom from Liens (in whole or in part).  Seller disclaims any liability and responsibility for any negligent representation, warranty, statement or information otherwise made or communicated, by oversight or otherwise (orally or in writing), to Purchaser in connection with the transactions contemplated hereby (including without limitation, any opinion, information, projection, statement or advice which may have been provided to Purchaser by any employee, officer, agent, stockholder or other representative of Seller, or its Affiliates in connection with the transactions contemplated hereby).

Section 6.8.     Assumed Liabilities.

The Liabilities are insured by the FDIC to the extent permitted by law, and all premiums and assessments required to be paid as of the date hereof in connection therewith have been paid by Seller.

           Section 6.9.         Accuracy of Books and Records.

To the Knowledge of Seller, the books and records described in Section 2.1(a)(iii) are true and accurate in all respects and have been maintained in accordance with GAAP.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 7.1.                           Organization.

Purchaser is a national bank duly organized and validly existing under the laws of the United States of America with full power and authority to conduct a banking business as now conducted by it, to own all of the assets owned by it and to acquire the Purchased Assets and assume the Assumed Liabilities.

Section 7.2.                       Authority.  Purchaser has the power and authority to enter into and perform this Agreement and any instruments or other documents executed pursuant hereto.  This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Purchaser, and this Agreement and the instruments and documents executed pursuant hereto constitute, or when executed will constitute the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

Section 7.3.                           Non-Contravention.

The execution and delivery of this Agreement and any instruments or other documents executed pursuant hereto by Purchaser do not and, subject to the receipt of all Regulatory Approvals and consents, the consummation of the transactions contemplated by this Agreement, will not constitute (a) a material breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license of Purchaser or to which Purchaser is subject, which breach, violation or default would prevent or materially delay Purchaser from being able to perform its obligations under this Agreement in all material respects, or (b) a breach or violation of or a default under the organization certificate or bylaws of Purchaser or any material contract or other instrument to which it is a party or by which it is bound which breach, violation or default would prevent Purchaser from performing its obligations under this Agreement in all material respects.

Section 7.4.                           Legal Proceedings.

There are no actions, suits, or proceedings, whether civil, criminal or administrative, pending or, to the Knowledge of Purchaser threatened as of the date of this Agreement against or affecting Purchaser which could reasonably be deemed to have the effect of preventing or materially delaying Purchaser from performing its obligations under this Agreement in all material respects.

Section 7.5.                           Consents and Other Regulatory Matters.

(a)           The execution, delivery and performance of this Agreement and the other agreements to be entered into in connection herewith by Purchaser do not and will not require any consent, approval, authorization or other order of, action by, filing or registration with or notification to any governmental authority except as set forth on Schedule 6.9(a) hereto (“Regulatory Approvals”).

(b)           There are no pending, or to the Knowledge of Purchaser, threatened disputes or controversies between Purchaser and any federal, state or local governmental authority, including without limitation with respect to capital requirements that (i) would reasonably be expected to prevent or materially delay Purchaser from being able to perform its obligations under this Agreement or (ii) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby.  Purchaser has not received any indication from any governmental authority that such governmental authority would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby.  Purchaser believes that it can satisfy all capital and other regulatory requirements necessary to obtain all Regulatory Approvals. The deposits of Purchaser are insured by the FDIC in accordance with the FDIA, and Purchaser has paid all assessments and has filed all reports required to be filed by it by the FDIC.

(c)           As of the date hereof, without giving effect to the transactions contemplated hereby, and following the transactions contemplated hereby, (i) Purchaser is at least “well capitalized,” as defined in the FDIA and in the regulations of the OCC, (ii) neither Purchaser nor any of its Affiliates has been advised by its primary federal banking supervisory agency that Purchaser or its Affiliates is deemed to be in troubled condition, and (iii) Purchaser meets all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over Purchaser, including without limitation, any such higher requirement, standard or ratio as applies to institutions engaging in the acquisition of insured institution deposits, assets or branches, and no such regulator is likely to, or has indicated that it will, condition any of the Regulatory Approvals upon an increase in Purchaser’s capital or compliance with any capital requirement, standard or ratio.

(d)           To the Knowledge of Purchaser, it will not be required to divest any of the Purchased Assets or Assumed Liabilities or any other asset or liability as a condition to the receipt of any of the Regulatory Approvals.

(e)           Purchaser was rated “Satisfactory” or “Outstanding” following its most recent CRA examination by the regulatory agency responsible for its supervision.  Purchaser has received no notice of and has no knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

Section 7.6.                           Capital Available.  Purchaser has sufficient capital to support the acquisition of the Purchased Assets and the assumption of the Assumed Liabilities, and to perform Purchaser’s other obligations hereunder and under any of the other documents executed in connection herewith and Purchaser’s ability to purchase the Purchased Assets and to assume the Assumed Liabilities and to perform Purchaser’s other obligations hereunder is not contingent on raising any equity capital, obtaining specific financing thereof, or obtaining the consent of any lender.

ARTICLE VIII

COVENANTS OF SELLER

Seller covenants and agrees with Purchaser as follows:

Section 8.1.                           Conduct of the Seller's Business.

From the date hereof through the Closing Date, Seller shall (a) conduct its business with respect to the Liabilities in the usual, regular and ordinary course consistent with Laws and past practice, (b) use commercially reasonable efforts to maintain and preserve intact its relationships generally with its Customers; provided, however, that Seller shall be under no obligation to advertise or promote new or substantially new customer services in the principal market area of, or for the benefit of, the Branch; provided, further, that Seller shall pay interest on the Liabilities at rates which are determined in the ordinary course of business consistent with Seller’s past practices, (c) maintain all of the property at the Branch in customary repair, order and condition, and maintain its books, accounts and records concerning the Branch in the ordinary and usual manner on a basis consistent with past practice.  Except with the prior written consent of Purchaser, during the period between the date of this Agreement and the Closing Date, Seller shall not sell or otherwise dispose of any of the Purchased Assets, fail to maintain policies of insurance with respect to the Branch in the form and with the coverage maintained as of the date hereof, or enter into any new employment agreement or agency with respect to the Branch which is not terminable within 30 days without liability to Purchaser.

Section 8.2.                           Regulatory Approvals.

Seller shall use its commercially reasonable efforts to assist Purchaser in obtaining the Regulatory Approvals.  Seller shall provide Purchaser or the appropriate governmental authorities with all information reasonably required to be submitted by Seller in connection with the Regulatory Approvals.

ARTICLE IX

COVENANTS OF PURCHASER

Purchaser covenants and agrees with Seller as follows:

Section 9.1.                           Regulatory Approvals and Standards

(a)           Purchaser will use its commercially reasonable efforts to obtain as expeditiously as possible the Regulatory Approvals and will file within thirty (30 days) after the execution of this Agreement all necessary applications of Purchaser to obtain the Regulatory Approvals.  Purchaser will supply to Seller, at least three (3) Business Days prior to filing, copies of all proposed regulatory applications and filings (other than confidential portions thereof) and will use reasonable efforts to reflect any comments of Seller in such filings.  As of the Closing Date, Purchaser will satisfy any normal and usual requirements reasonably within its control imposed as a condition to obtaining or necessary to comply with the Regulatory Approvals.  Purchaser shall pay any fees charged by any governmental authorities to which it must apply to obtain any of the Regulatory Approvals.  Purchaser shall not knowingly take any action which would adversely affect or delay the ability of any other party hereto to obtain any Regulatory Approval or to perform its covenants and agreements under this Agreement. Purchaser shall notify Seller promptly (and in no event later than one Business Day following notice) of any significant development with respect to any application or notice Purchaser files with any governmental authority in connection with the transactions contemplated by this Agreement.

(b)           From the date hereof through the Transfer Date, the Purchaser shall (i) remain  “well capitalized,” as defined in the FDIA, (ii) meet all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over the Purchaser, including without limitation, any such higher requirement, standard or ratio as shall apply to institutions engaging in the acquisition of insured institution deposits, assets or branches and (iii) maintain at least “satisfactory” CRA ratings.

Section 9.2.                           Solicitation of Accounts.

Prior to the Closing Date, neither Purchaser nor any of its Affiliates shall solicit Customers through advertising specifically referencing or targeted to such Customers nor transact their respective businesses in such a way which is reasonably likely to (a) induce such Customers to close Liability accounts and open deposit accounts directly with Purchaser or any of its Affiliates, or (b) result in the transfer of all or a portion of an existing Liability from Seller.

Section 9.3.                           Recording of Instruments of Assignment.

No later than six months following the Closing Date, Purchaser shall have recorded all other instruments required, necessary or reasonably desirable to evidence the acquisition, assignment and assumption of the Purchased Assets and the Assumed Liabilities.

ARTICLE X

ACCESS; EMPLOYEE AND CUSTOMER COMMUNICATIONS

Section 10.1.                           Access by Purchaser.

Upon execution of this Agreement, Seller shall provide Purchaser and its representatives, accountants and counsel reasonable access during normal business hours and upon two (2) Business Days’ notice to Seller to the depository records and all other documents and other information concerning the Purchased Assets and the Assumed Liabilities as Purchaser may reasonably request.  Notwithstanding the foregoing, in no event shall Seller be required to provide (a) any information which Seller, in its sole discretion deems proprietary, including without limitation, Seller’s “credit scoring” system, branch or credit practices, policies or procedures, or staffing models, (b) any information, which is protected by attorney-client privilege, or (c) the Seller’s or any of its Affiliates’ tax returns.

Section 10.2.                           Communications with Customers.

(a)           Following the Final Approval Date, Purchaser shall send statements to the Customers announcing the transactions contemplated hereby (such statements being herein called “Customer Notices”).  The form and content of each Customer Notice shall be subject to the approval of both parties and the cost of printing and mailing the Customer Notices shall be borne solely by Purchaser.  Following the Final Approval Date, Purchaser shall also be entitled to provide solely at its own expense such other notices or communications to Customers relating to the transactions contemplated hereby as may be required by law; provided that the text of any such notice or communication and the timing of such notice or communication which is provided prior to the Closing shall be approved in advance by Seller, which approval shall not unreasonably be withheld or delayed.

EXCEPT AS SPECIFICALLY PROVIDED HEREIN, IN NO EVENT WILL PURCHASER OR ITS AFFILIATES CONTACT ANY CUSTOMERS PRIOR TO THE FINAL APPROVAL DATE WITHOUT THE PRIOR WRITTEN CONSENT OF SELLER WHICH MAY BE GRANTED OR WITHHELD IN ITS SOLE DISCRETION; PROVIDED THAT PURCHASER MAY CONTACT CUSTOMERS IN CONNECTION WITH (I) ADVERTISING, SOLICITATIONS OR MARKETING CAMPAIGNS NOT PRIMARILY DIRECTED TO OR TARGETED AT CUSTOMERS, (II) LENDING, DEPOSIT, SAFE DEPOSIT, TRUST OR OTHER FINANCIAL SERVICES RELATIONSHIPS OF PURCHASER WITH CUSTOMERS THROUGH BRANCH OFFICES OF PURCHASER EXISTING AS OF THE DATE HEREOF, (III) UNSOLICITED INQUIRIES BY CUSTOMERS TO PURCHASER WITH RESPECT TO BANKING OR OTHER FINANCIAL SERVICES PROVIDED BY PURCHASER, AND (IV) NOTICES OR COMMUNICATIONS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY IN ACCORDANCE WITH THE PROVISIONS HEREOF.

ARTICLE XI

TRANSITIONAL MATTERS

Section 11.1.                           Delivery of Purchaser’s Check Forms.

Following the Final Approval Date, but not less than five (5) days prior to the Closing Date, Purchaser shall, at its sole cost and expense, notify all Customers who have a Liability account, in a form reasonably acceptable to Seller, of Purchaser’s assumption of the Liabilities.  On the day all accounts are assumed by Purchaser, Purchaser will have American Eagle Savings Bank’s Routing and Transit number merged with Purchaser’s Routing and Transit number so all presented checks, negotiable orders of withdrawal, drafts, check card and ACH, debits and other withdrawal orders are presented to Purchaser for payment.

Section 11.2.                           Uncollected Checks Returned to Seller.

From and after the Closing Date, Purchaser shall pay to Seller immediately upon notice an amount equivalent to the amount of any checks, ACH or other credits, including credits applied to a Deposit Account due to a claim of unauthorized debit card or other electronic transaction, negotiable orders of withdrawal, drafts, or any other withdrawal orders credited as of the close of business on the Closing Date to any Liability accounts which are returned uncollected, or re-presented in accordance with applicable Laws or recognized industry rules in the case of a claim of unauthorized debit card or other electronic transaction, to Seller after the Closing Date (each a “Returned Item").   Purchaser will pay Seller even if there are insufficient funds in the account of the named party liable for the account.

Section 11.3.                           Deactivation ATM/Debit Cards.

On the Transfer Date, Seller shall deactivate all ATM/Debit cards issued with respect to all Liability accounts and shall electronically block access of those cards to the Liability accounts as promptly as possible following the Closing, but in no event later than 8:00 a.m. on the day after the Closing Date.  Point of sale transactions shall be settled between Purchaser and Seller for a period of forty-five (45) days after the Closing Date.  For purposes of clarity, Seller shall remain fully responsible and liable for any loss arising from fraud with respect to ATM/Debit cards that arise prior to the Closing Date.  Purchaser will process all Seller requests to post and hold all fraud item claim amounts according to Regulation E until a fraud claim has been determined to be valid or not.  Purchaser will provide documentation and assist Seller in their recovery efforts for all claims.

Section 11.4.                           Bulk Transfer Laws.

Seller and Purchaser hereby waive compliance with any applicable bulk transfer laws.

ARTICLE XII

CONDITIONS TO CLOSING

Section 12.1.                           Conditions to Obligations of Seller.

The obligations of Seller under this Agreement are subject to the satisfaction (or, if applicable, waiver in the sole discretion of Seller, except as to the condition described in Section 12.1(c)) on or before the Closing Date, of each of the following conditions:

(a)           All of the covenants and other agreements required by this Agreement to be complied with and performed by Purchaser on or before the Closing Date shall have been duly complied with and performed in all material respects;

(b)           The representations and warranties made by Purchaser herein or in any certificate or other document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects, except that any such representation and warranty that is qualified by materiality shall be true and correct in all material respects without regard to such materiality qualification, on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on the Closing Date;

(c)           All Regulatory Approvals shall have been obtained and shall be Final;

(d)           No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect to enjoin, or which prohibits, consummation of the transactions contemplated hereby; and

(e)           Seller shall have received the items to be delivered by Purchaser pursuant to Section 5.3.

(f)      Both Seller and Purchaser agree that  the aggregate balance of "Liabilities" as defined in section 1.1, will not be less than $13.0 million at closing, and that interest rates set for interest bearing accounts will not exceed the normal and customary market  ranges in the Philadelphia metropolitan area.

Section 12.2.                           Conditions to Obligations of Purchaser.  The obligations of Purchaser under this Agreement are subject to the satisfaction (or, if applicable, waiver in the sole discretion of Purchaser, except as to the condition described in Section 12.2(c)) on or before the Closing Date, of each of the following conditions:

(a)           All of the covenants and agreements required by this Agreement to be complied with and performed by Seller on or before the Closing Date shall have been duly complied with and performed in all material respects;

(b)           The representations and warranties made by Seller herein or in any certificate or other document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects, except that any such representation and warranty that is qualified by materiality shall be true and correct in all material respects without regard to such materiality qualification, on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on the Closing Date;

(c)           The Regulatory Approvals shall have been obtained and shall be Final;

(d)           No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect to enjoin, or which prohibits, consummation of the transactions contemplated hereby; and

(e)           Purchaser shall have received the items to be delivered by Seller pursuant to Section 5.2.

 ARTICLE XIII

DATA PROCESSING

Section 13.1.                           Conversion.

Seller and Purchaser shall, before and after the Closing Date, cooperate in good faith to ensure the orderly and efficient transfer and conversion of the Purchased Assets and Assumed Liabilities as provided herein, to Purchaser’s ownership and operation. The provisions of this Article shall apply unless other provisions to accomplish the same results are agreed to by the parties in order to reduce costs, increase efficiency or expedite operations.  Except as expressly provided herein, Seller shall be responsible for ordinary, routine monthly data processing charges associated with the Purchased Assets and Assumed Liabilities to the extent incurred prior to the Closing Date.

Seller will introduce Purchaser to current core processor, (FSI) and cooperate with Purchaser’s ability to obtain data files related to the deposit accounts and related items for the accounts, at Purchaser’s expense.  Account statements will be produced within the normal scheduled dates at the Seller’s expense through the day of Closing.  Seller shall be responsible for the preparation, cost and delivery of all tax forms, statements and IRS filings in connection with any accounts that are closed prior to the Closing.  All other tax forms, statements and all IRS filings will be the responsibility of the Purchaser for the current calendar year.

(a)           Cooperation on Certain Tax Matters.  After the Closing Date, Seller and Purchaser shall each use commercially reasonable efforts to (a) assist (and cause their respective affiliates to assist) the other party in preparing any tax returns that such other party is responsible for preparing and filing in accordance with this Agreement; (b) cooperate fully in preparing any audits of or disputes with taxing authorities regarding any tax returns with respect to the Liabilities or payments in respect thereof; (c) make available to the other and to any taxing authority as reasonably requested all relevant information, records, and documents relating to taxes with respect to the Liabilities or payments in respect thereof; (d) provide timely written notice to the other of any pending proposed tax audits or assessments with respect to the Liabilities or payments in respect thereto for taxable periods for which the other may have liability under this Agreement; and (e) furnish the other with copies of all relevant correspondence received from any taxing authority in connections with any tax audit or information request with respect to any taxable period referred to in clause (d) above.  Notwithstanding any other provision of this Agreement, the party requesting assistance or cooperation shall pay the other party’s out-of-pocket expenses in complying with such request to the extent that such expenses are attributable to fees and other costs of unaffiliated third party service providers.

ARTICLE XIV

INDEMNITY

Section 14.1.                           Seller Indemnity.

Seller shall indemnify, hold harmless and defend Purchaser, its Affiliates, and their respective successors, permitted assigns, directors, shareholders, officers, agents and employees from and against all claims, losses, liabilities, demands and obligations of any nature whatsoever (including reasonable legal fees and expenses) (collectively, “Damages”) which Purchaser or any of its Affiliates or their respective successors, permitted assigns, directors, shareholders, officers, agents or employees shall receive, suffer or incur, arising out of or resulting from:

(a)           Any liability of Seller which is not an Assumed Liability;

(b)           The breach of any representation or warranty made by Seller in this Agreement; or

(c)           The breach of any covenant or other agreement made by Seller in this Agreement.

Section 14.2.                           Purchaser Indemnity.

Purchaser shall indemnify, hold harmless and defend Seller, its Affiliates and their respective successors, permitted assigns, directors, shareholders, officers, agents and employees from and against all Damages which Seller or any of its Affiliates or their respective successors, permitted assigns, directors, shareholders, officers, agents or employees shall receive, suffer or incur, arising out of or resulting from:

(a)           Any Assumed Liability;

(b)           Any actions taken or omitted to be taken by Purchaser from and after the date hereof with respect to any suits or proceedings commenced in connection therewith;

(c)           Any actions taken or omitted to be taken by Purchaser from or after the Closing Date and relating to the Purchased Assets and the Assumed Liabilities, and any suits or proceedings commenced in connection therewith (other than proceedings to prevent or limit the consummation of the transactions contemplated by this Agreement);

(d)           The breach of any representation or warranty made by Purchaser in this Agreement; or

(e)           The breach of any covenant or other agreement made by Purchaser in this Agreement.

Section 14.3.                           Indemnification Procedure.

If a party entitled to indemnification hereunder (“Indemnified Party”) is aware that a claim, demand or other circumstance exists that has given or may reasonably be expected to give rise to a right of indemnification under this Article XIV (whether or not the amount of the claim is then quantifiable), such Indemnified Party shall promptly give written notice thereof to the other party (“Indemnitor”), and the Indemnified Party will thereafter keep the Indemnitor reasonably informed with respect thereto, provided that failure of the Indemnified Party to give the Indemnitor prompt notice as provided herein shall not relieve the Indemnitor of its obligations hereunder except to the extent, if any, that the Indemnitor’s rights shall have been prejudiced or the Indemnitor’s liability shall have been materially increased thereby.  In case any such action, suit or proceeding is brought against an Indemnified Party, the Indemnitor shall be entitled to participate in (and, in its discretion, to assume) the defense thereof with counsel reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnified Party shall be entitled to participate in any such action, suit or proceeding with counsel of its own choice at the expense of the Indemnitor if, in the good faith judgment of the Indemnified Party’s counsel, representation by the Indemnitor’s counsel may present a conflict of interest or there may be defenses available to the Indemnified Party which are different from or in addition to those available to the Indemnitor.  In no event shall Indemnitor be liable for the fees and expenses of more than one counsel, separate from its own counsel, for all Indemnified Parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same allegations or circumstances.  The Indemnitor will not settle any claim, action, suit or proceeding which would give rise to the Indemnitor’s liability under its indemnity unless such settlement includes as an unconditional term thereof the giving by the claimant or plaintiff of a release of the Indemnified Party, in form and substance reasonably satisfactory to the Indemnified Party and its counsel, from all liability with respect to such claim, action, suit or proceeding.  If the Indemnitor assumes the defense of any claim, action, suit or proceeding as provided in this Section 14.3, the Indemnified Party shall be permitted to join in the defense thereof with counsel of its own selection and at its own expense.  If the Indemnitor shall not assume the defense of any claim, action, suit or proceeding, the Indemnified Party may defend against such claim, action, suit or proceeding in such manner as it may deem appropriate, provided that an Indemnified Party shall not settle any claim, action, suit or proceeding which would give rise to the Indemnitor’s liability under its indemnity without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed.

Section 14.4.                           Limitation on Liability.

Notwithstanding anything to the contrary contained in this Article XIV, no party shall be entitled to indemnification for any breach of any representation or warranty pursuant to Section 14.1(b) unless and until its aggregate Damages shall be in excess of $10,000, at which time such party shall be entitled to indemnification for any amount of its Damages to the extent such Damages exceed such amount.  In no event shall the Damages payable by Seller in the aggregate or by Purchaser in the aggregate exceed the Purchase Price and in no event shall any party be entitled to any incidental, consequential, special, exemplary or punitive Damages except to the extent that the Indemnified Party becomes liable to any third party for incidental, consequential, special, exemplary or punitive damages.

Section 14.5.                           General.

(a)           Each Indemnified Party shall be obligated in connection with any claim for indemnification under this Article XIV to use all commercially reasonable efforts to obtain any insurance proceeds available to such Indemnified Party with regard to the applicable claims.  The amount which any Indemnitor is or may be required to pay to any Indemnified Party pursuant to this Article XIV shall be reduced (retroactively, if necessary) by any insurance proceeds or other amounts actually recovered (net of any direct relevant collections costs) by or on behalf of such Indemnified Party in reduction of the related Damages.  If an Indemnified Party shall have received the payment required by this Agreement from the Indemnitor in respect of Damages and shall subsequently receive insurance proceeds or other amounts in respect of such Damages, then such Indemnified Party shall promptly repay to the Indemnitor a sum equal to the amount of such insurance proceeds or other amounts actually received (net of any direct relevant collection costs).

(b)           In addition to the requirements of paragraph (a) above, each Indemnified Party shall be obligated in connection with any claim for indemnification under this Article XIV to use all commercially reasonable efforts to mitigate Damages upon and after becoming aware of any event which could reasonably be expected to give rise to such Damages.

(c)           Subject to the rights of existing insurers of an Indemnified Party, an Indemnitor shall be subrogated to any right of action which the Indemnified Party may have against any other Person with respect to any matter giving rise to a claim for indemnification from such Indemnitor hereunder.

(d)           Except for the parties’ rights to specific performance and injunctive relief as described in Section 16.14, the indemnification provided in this Article XIV shall be the exclusive post-Closing Date remedy available to any Indemnified Party with respect to any breach of any representation, warranty, covenant or agreement made by Purchaser or Seller in this Agreement.  The parties hereto further acknowledge that no indemnity shall be payable for any Damages with respect to any breach of representations or warranties in this Agreement if prior to Closing such party receives a written notice from the other party disclosing such breach or breaches This Article XIV shall survive the execution and delivery of the Agreement and shall continue in full force and effect for a period of two (2) years after the closing date and thereafter shall terminate.  All indemnification payments under this Article XIV shall be deemed adjustments to the Purchase Price as defined in Section 3.1 of Article IIIARTICLE XV

POST-CLOSING MATTERS

Section 15.1.                           Further Assurances.

From and after the Closing Date:

(a)           Except as specifically provided otherwise herein, Seller shall assist Purchaser in the orderly transition of the Purchased Assets and Assumed Liabilities and shall give such further assurances and execute, acknowledge and deliver all such instruments as may be necessary and appropriate to effectively vest in Purchaser title in the Purchased Assets in the manner contemplated hereby; provided that Seller need not incur any out-of-pocket costs or expenses in connection with its agreements in this Section 15.1 unless such costs or expenses are reimbursed by Purchaser; and

(b)           Except as specifically provided otherwise herein, Purchaser shall give such further assurances to Seller and shall execute, acknowledge and deliver all such acknowledgments and other instruments and take such further action as may be necessary and appropriate to effectively relieve and discharge Seller from any obligations remaining with respect to the Assumed Liabilities; provided that Purchaser need not incur any out-of-pocket costs or expenses in connection with its agreements in this Section 15.1 unless such costs or expenses are reimbursed by Seller.

Section 15.2.                            Access to and Retention of Books and Records.

For a period of two (2) years from the Closing Date and to the extent permitted by law, each party shall have commercially reasonable access to any books and records of the other party relating to the Purchased Assets and the Assumed Liabilities, and the requesting party, at its own expense, may make copies and extracts when such copies and extracts are required by regulatory authorities, for litigation purposes, or for tax or accounting purposes; provided that in the event that as of the end of such period, any tax year of Seller is under examination by any taxing authority, such books and records shall be maintained by Purchaser until a final determination of the tax liability of Seller for that year has been made.  If such copies or extracts require use of a party’s equipment or facilities, the user shall reimburse the other party for all costs incurred, including without limitation employee expenses.

           Section 15.3.                       Customer Inquiries.  For a period of one (1) year from the Closing Date, in case of any dispute with or inquiry by any Customer whose account is included in the Assumed Liabilities, which dispute or inquiry relates to the servicing of such account by Seller prior to the Closing Date for which a deposit history has been provided to Purchaser, Seller will provide Purchaser, where available and to the extent reasonably requested by Purchaser and not already provided to Purchaser, information regarding such account and copies of pertinent documents or instruments with respect to such dispute or inquiry so as to permit Purchaser to respond to such Customer within a period of time and in a manner which would comply with standard banking practices and customs and all applicable Laws.

ARTICLE XVI

MISCELLANEOUS

Section 16.1.                           Expenses.

(a)           Except as otherwise provided herein, Seller and Purchaser shall each pay all of their own out-of-pocket expenses in connection with this Agreement, including investment banking, appraisal, accounting, consulting, professional and legal fees, if any, whether or not the transactions contemplated by this Agreement are consummated.

(b)           Except as provided in Section 4.1 hereof, Purchaser shall pay all (i) costs and expenses relating to the recording real property, personal property or the assignments of financing statements, notes, security agreements or other instruments applicable to or arising in connection with the transfer, assignment or assumption of the Purchased Assets and Assumed Liabilities and (ii) costs incurred by Seller for data requests other than the standard master file of deposit information and requests for additional tapes over the standard two preliminary test tapes and one final live tape at the Closing Date.

Section 16.2.                           Trade Names and Trademarks.

(a)           The Purchaser acknowledges and agrees that notwithstanding anything to the contrary contained herein, it has, and following the Closing shall have, no interest in or to the names "Capital Bank”, “American Eagle Savings Bank," or any trade name, trademark or service mark, logo or corporate name of Seller, or any of its Affiliates or predecessors, including, without limitation, the trade names and trademarks listed on Schedule 16.2(a) hereto.  After the Closing Date, neither Purchaser nor any of its Affiliates shall use any of the trade names, trademarks, service marks, logos or corporate names of Seller or any of its Affiliates or predecessors including, without, limitation, the trade names and trademarks listed on Schedule 16.2(a) hereto.

(b)           From and after the Closing, Purchaser agrees not to use any forms or other documents bearing any name or logo of Seller or American Eagle Savings Bank, or the name or logo of any Affiliate or predecessor of Seller, without the prior written consent of Seller, which consent may be denied or given in Seller’s sole discretion.  If such consent is given, Purchaser hereby agrees that all forms or other documents to which such consent relates will be stamped or otherwise marked in such a way that identifies Purchaser as the party using the form or document.

Section 16.3.                           Termination:  Extension of Closing Date.

This Agreement shall terminate and shall be of no further force or effect as between the parties hereto, except as to the liability for actual direct damages due to a willful breach of any material representation, warranty or covenant occurring or arising prior to the date of termination, upon the occurrence of any of the following:

(a)           Upon mutual agreement of the parties;

(b)           Upon written notice by either Purchaser or Seller to the other parties immediately upon receipt by Purchaser or Seller of notice from any governmental authority that Purchaser or Seller, as the case may be, has been denied any Regulatory Approval by Final order;

(c)           Upon written notice by either Purchaser or Seller to the other parties, if the Closing has not occurred on or before July 31, 2012; or

(d)           By either the Purchaser or Seller (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations, warranties, covenants or other agreements set forth in this Agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing.

Section 16.4.                           Modification and Waiver.

No modification of any provision of this Agreement shall be binding unless in writing and executed by the party or parties sought to be bound thereby.  Performance of or compliance with any covenant given herein or satisfaction of any condition to the obligations of either party hereunder may be waived by the parties to whom such covenant is given or whom such condition is intended to benefit, except as otherwise provided in this Agreement or to the extent any such condition is required by law; provided, that, any such waiver must be in writing.

Section 16.5.                           Binding Effect: Assignment.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, privileges, duties or obligations of the parties hereto may be assigned without the prior written consent of the other parties hereto.

Section 16.6.                           Confidentiality.

(a)           From and after the date hereof, the parties hereto and their Affiliates shall keep confidential the terms of this Agreement and the negotiations relating hereto and all documents and information obtained by a party from another party in connection with the transactions contemplated hereby, except (i) to the extent this Agreement and such negotiations need to be disclosed to obtain a Regulatory Approval, (ii) for disclosures made in accordance with the terms of this Agreement, and (iii) to the extent required by applicable securities law.  This section shall survive any termination of this Agreement.

(b)           Except as otherwise required by Law, including the rules of any self regulatory organization (as defined in the Securities Exchange Act of 1934, as amended), the parties hereto shall each furnish to the other the text of all notices and communications, written or oral, proposed to be sent by the furnishing party regarding the transactions contemplated hereby.  Except as otherwise required by applicable securities law, the furnishing party shall not send or transmit such notices or communications or otherwise make them public unless and until the consent of the other parties is received, which consent shall not be unreasonably withheld or delayed.  This section shall survive any termination of this Agreement.

(c)           Purchaser and Seller shall issue mutually agreed upon press releases on the date of this Agreement and on the Closing Date or the first (1st) Business Day thereafter.

Section 16.7.                           Entire Agreement; Governing Law.

This Agreement, together with the exhibits and schedules attached hereto and made a part hereof, contains the entire agreement between the parties hereto with respect to the transactions covered and contemplated hereunder, and supersedes all prior agreements or understandings between the parties hereto relating to the subject matter hereof, provided that the terms of the Confidentiality Agreement, to the extent not inconsistent with the terms hereof, shall continue to apply.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (without reference to conflicts or choice of law provisions).

Section 16.8.                           Consent to Jurisdiction; Waiver of Jury Trial.

           (a)           Each party hereto, to the extent it may lawfully do so, hereby submits to the jurisdiction of the courts of the Commonwealth of Pennsylvania and the United States District Court for the Eastern District of Pennsylvania, as well as to the jurisdiction of all courts from which an appeal may be taken or other review sought from the aforesaid courts, for the purpose of any suit, action or other proceeding arising out of such party’s obligations under or with respect to this agreement or any of the agreements, instruments or documents contemplated hereby (other than the confidentiality agreement), and expressly waives any and all objections it may have as to venue in any of such courts.

           (b)           Each party hereto hereby waives trial by jury in any action, proceeding or counterclaim arising out of or in any way concerned with this agreement or any of the agreements, instruments or documents contemplated hereby.  No party hereto, nor any assignee or successor of a party hereto shall seek a jury trial in any lawsuit, proceeding, counterclaim or any other litigation procedure based upon, or arising out of, this agreement or any of the agreements, instruments or documents contemplated hereby.  No party will seek to consolidate any such action, in which a jury trial has been waived, with any other action in which a jury trial cannot be or has not been waived.  The provisions of this have been fully discussed by the parties hereto, and the provisions shall be subject to no exceptions.  No party has in anyway agreed with or represented to any other party that the provisions of this section will not be fully enforced in all instances.

Section 16.9.                           Waiver of Certain Damages.

Each of the parties hereto to the fullest extent permitted by law irrevocably waives any rights that they may have to punitive, special, incidental, exemplary or consequential damages in respect of any litigation based upon, or arising out of, this agreement or any related agreement or any course of conduct, course of dealing, statements or actions of any of them relating thereto.

Section 16.10.                           Severability.

In the event that any provision of this Agreement shall be held invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby, and this Agreement shall otherwise remain in full force and effect.

Section 16.11.                           Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto.

Section 16.12.                           Notices.

All notices, consents, requests, instructions, approvals, waivers, stipulations and other communications provided for herein to be given by one party hereto to the other party shall be deemed validly given, made or served, if in writing and delivered personally or sent by certified mail, return receipt requested, or nationally recognized overnight delivery service as follows:

(a)	If to Seller:

Filip G. Feller, Chief Financial Officer
Capital Bank, N.A.
One Church Street
Suite 300
Rockville, MD 20850

                     (b)      If to Purchaser:

Gerald F. Sopp, Chief Financial Officer
DNB First, N.A.
Four Brandywine Avenue
Downingtown, PA 19335

Notice by certified mail shall be deemed to be received three (3) Business Days after mailing of the same.  Either party may change the persons or addresses to whom or to which notices may be sent by written notice to the others.

Section 16.13.                           Interpretation.

Article titles, headings to sections and any table of contents are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation hereof.  The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.  As used herein, “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import; “writing”, “written” and comparable terms refer to printing, typing, lithography and other means of reproducing words in a visible form; references to a person are also to its successors and assigns; except as the context may otherwise require, “‘hereof”, “herein”, “hereunder” and comparable terms refer to the entirety hereof and not to any particular article, section or other subdivision hereof or attachment hereto; references to any gender include the other, except as the context may otherwise require, the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to “Article”, “Section” or another subdivision or to an “Exhibit” or “Schedule” are to an article, section or subdivision hereof or an “Exhibit” or “Schedule”.  The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation, construction and enforcement of this Agreement or any amendment, schedule or exhibit hereto.

Section 16.14.                           Specific Performance.

The parties hereto acknowledge that monetary damages could not adequately compensate either party hereto in the event of a breach of this Agreement by the other, that the non-breaching party would suffer irreparable harm in the event of such breach and that the non-breaching party shall have, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement hereof.

Section 16.15.                           No Third Party Beneficiaries.

The parties hereto intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.  No future or present employee or customer of either of the parties nor their affiliates, successors or assigns or other person shall be treated as a third party beneficiary in or under this Agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed, by their duly authorized representatives, as of the day and year first above written.

CAPITAL BANK, N.A.

By:        /s/ Filip Feller
Name:  Filip Feller
Title:    Chief Financial Officer

DNB FIRST, N.A.

By:       /s/ Gerald F. Sopp
Name:  Gerald F. Sopp
Title:    Chief Financial Officer